[The Korea Development Bank Letterhead]

August 12, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea

Amendment No. 1 to

Registration Statement Under Schedule B

U.S. Securities and Exchange Commission File No. 333-197061

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective on Thursday, August 14, 2014, or as soon thereafter as practicable.

Very truly yours,

THE KOREA DEVELOPMENT BANK

By:	/s/ Ho Guk Lee
Name:	Ho Guk Lee
Title:	Head of Global Funding Team
International Banking Department

[The Republic of Korea Letterhead]

August 12, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank and The Republic of Korea

Amendment No. 1 to

Registration Statement Under Schedule B

U.S. Securities and Exchange Commission File No. 333-197061

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Registration Statement under Schedule B be accelerated so that it shall become effective on Thursday, August 14, 2014, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	/s/ Suk Kwon Na
Name:	Suk Kwon Na
Title:	Financial Attaché
Korean Consulate General New York